January 31, 2007

VIA EDGAR, FACSIMILE AND U.S. MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, DC 20549-0306

Attn: Perry Hindin

Re:	TechnoConcepts, Inc. Registration Statement on Form SB-2 Filed May 4, 2005 File No. 333-124609

Dear Mr. Hindin:

We hereby respectively request the withdrawal of the above referenced registration document.

Direct any questions to me at (818) 981-8111.

Very truly yours,

By: /s/Michael Handelman
Name: Michael Handelman
Title: Chief Financial Officer